COMPANY AGREEMENT

OF

HAPPY HIPPIE BREWING COMPANY, LLC

October 23, 2017

THE PARTIES HERETO ACKNOWLEDGE THAT THEIR RESPECTIVE INTERESTS IN THE COMPANY (AS DEFINED HEREIN) HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT FOR RESALE. THESE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED OR THE SUBMISSION OF OTHER SATISFACTORY EVIDENCE TO THE COMPANY TO THE EFFECT THAT THE ANTICIPATED ACTION WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, ANY APPLICABLE STATE SECURITIES LAWS OR, IN EACH CASE, THE REGULATIONS PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF INTERESTS IN THE COMPANY MAY BE SUBJECT TO OTHER RESTRICTIONS AS SET FORTH IN THIS COMPANY AGREEMENT.

COMPANY AGREEMENT
OF
HAPPY HIPPIE BREWING COMPANY, LLC
A Texas Limited Liability Company

Page

Exhibits:

COMPANY AGREEMENT

OF

HAPPY HIPPIE BREWING COMPANY, LLC

A Texas Limited Liability Company

This Company Agreement (this "Agreement") of Happy Hippie Brewing Company, LLC (the "Company"), a limited liability company formed pursuant to the Texas Business Organizations Code, is effective as of October 23, 2017 having been approved by the Managers and each of the Members (as defined below), as evidenced by the signatures of the persons who have executed this Agreement as Members as of the date hereof.

Article 1
Definitions

1.01 Definitions. Unless otherwise indicated in this Agreement, capitalized terms used herein and undefined in context shall have the respective meanings set forth below:

Affected Member – Section 10.01.

Affiliate – (a) with respect to any Person who is a natural person, (i) each entity that such Person Controls ("Controlled Entity"), and (ii) each member of such Person's Family; (b) with respect to any Person that is an entity, (i) each entity that such Person Controls, (ii) each Person that Controls such Person, and (iii) each entity that is under common Control with such Person, and (c) with respect to any person that is a Trust, (i) a trust controlled by such Person, and (ii) a trust for the benefit of such Person or a Person's Affiliate; provided, however, if a trust is not controlled by a Member, such voting rights shall be frozen during such time.

Agreement – Preamble.

Allocation Percentage – the proportion of Net Cash Flow allocated to the Members based upon the proportions of a Member's membership Units to the whole as documented in Exhibit "A", unless otherwise provided in this Agreement.

Arbitration Notice – Section 11.01(b).

Arbitrator – Section 11.02(a).

Assignee – any Person that acquires Membership Rights through a Disposition. The Assignee(s) of a deceased Member are the Person or Persons purchasing the Membership Rights of the deceased Member pursuant to Article 10 and to the extent any Membership Rights are not so purchased, the Person or Persons to whom the deceased Member's Membership Rights are bequeathed, or by whom they are inherited, pursuant to the deceased Member's duly probated will or a probate court order applying the laws of intestate succession. The Assignee(s) of a dissolved Member are the Person or Persons purchasing the Membership Rights of the dissolved Member pursuant to Article 6 and to the extent any Membership Rights are not so purchased, the Person or Persons to whom such Member's Membership Rights are assigned by the Person conducting the liquidation or winding up of such Member.

Bankruptcy or Bankrupt – with respect to any Person, that (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi)

seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Person's or of all or any substantial part of such Person's properties; or (b) against such Person, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law has been commenced and one–hundred twenty (120) Days have expired without dismissal thereof or with respect to which, without such Person's consent or acquiescence, a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties has been appointed and ninety (90) Days have expired without the appointment's having been vacated or stayed, or ninety (90) Days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

Book Depreciation – for each fiscal year (or other period for which Book Depreciation must be computed) the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset, except that, if the Book Value of an asset differs from its adjusted tax basis at the beginning of the year, Book Depreciation will be an amount which bears the same ratio to Book Value at the beginning of the year as the federal income tax depreciation, amortization or other cost recovery deduction for the year bears to the beginning adjusted tax basis; provided, however, that if the adjusted tax basis of the asset at the beginning of the year is zero, Book Depreciation will be determined by the Manager using any reasonable method. Notwithstanding the foregoing sentence of this definition, if the Company has adopted the "remedial allocation method" described in Treasury Regulation Section 1.704–3(d) with respect to any asset, Book Depreciation for such asset shall be determined in accordance with Treasury Regulation Section 1.704–3(d), rather than in accordance with the foregoing sentence of this definition.

Book Value – Section 5.07.

Business Day – any calendar day other than a Saturday, a Sunday or a holiday on which national banking associations in New York City, New York are closed or permitted to close.

Buyers – Section 10.03.

Buyout Event – Section 10.01.

Capital Account – the account to be maintained by the Company for each Member in accordance with Treasury Regulation Section 1.704–1(b)(2)(iv) and, to the extent not inconsistent therewith, the following provisions:

(a) a Member's Capital Account shall be credited with the cash or Net Agreed Value of the Member's Capital Contributions, the Member's distributive share of Profit, and any item of income or gain specially allocated to the Member pursuant to the provisions of Article 5; and

(b) a Member's Capital Account shall be debited with the amount of cash and the Net Agreed Value of any Company property distributed to the Member, the Member's distributive share of Loss and any item of expenses or losses specially allocated to the Member pursuant to the provisions of Article 5.

If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest.

Capital Contribution – with respect to any Member, the amount of money or the Net Agreed Value of property contributed to the Company by the Member. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of his predecessors in interest.

Capital Transaction – any transaction not in the ordinary course of business by the Company that results in the Company's receipt of cash or other consideration other than Capital Contributions from the Members, including proceeds of sales or exchanges or other dispositions of property, financing, refinancing, condemnations, recoveries of damage awards, and insurance proceeds that, in accordance with generally accepted accounting principles, are considered capital in nature.

Certificate of Formation – Section 2.01.

Code – the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding Law.

Company – Preamble.

Control – the possession, directly or indirectly, through one or more intermediaries, of the following: (a) in the case of a corporation, more than fifty percent (50%) of the outstanding voting securities thereof; (b) in the case of a limited liability company, general partnership or venture, more than fifty percent (50%) of the outstanding interest with voting rights; (c) in the case of a trust or estate, more than fifty percent (50%) of the beneficial interest therein; (d) in the case of a limited partnership, the general partnership interest thereof or ownership of more than fifty percent (50%) of the outstanding voting interests of the general partner; (e) in the case of any other entity, more than fifty percent (50%) of the economic or beneficial interest therein; or (f) in the case of any entity, the power or authority, through ownership of voting securities, by contract or otherwise, to direct the management, activities or policies of the entity.

Day – a calendar day; provided, however, that if any period of Days referred to in this Agreement shall end on a Day that is not a Business Day, then the expiration of such period shall be automatically extended until the first succeeding Business Day.

Default – with respect to any Member, (a) the failure of such Member to contribute, within ten (10) Days of the date required, all or any portion of a Required Capital Contribution that such Member is required to make as provided in this Agreement; or (b) the failure of a Member to comply in any material respect with any of its other agreements, covenants or obligations under this Agreement, or the failure of any representation or warranty made by a Manager in this Agreement to have been true and correct in all material respects at the time it was made, in each case, if such default is not cured by the applicable Member within thirty (30) Days of its receiving written notice of such default from the Manager (or, if such default is not capable of being cured within such thirty (30) Day period, if such Member fails to promptly commence substantial efforts to cure such default or to prosecute such curative efforts to completion with continuity and diligence).

Default Rate – a rate per annum equal to the lesser of (a) the Prime Rate and (b) the maximum rate permitted by Law.

Deferred Amount – Section 10.03.

Dispose, Disposing or Disposition – a sale, assignment, transfer, conveyance, gift, exchange or other disposition of Membership Rights, whether such disposition be voluntary or involuntary, including the following: (a) in the case of a natural person, (i) a transfer of Membership Rights upon such person's death, whether by will, intestate succession or otherwise, (ii) a transfer by gift, or (iii) a transfer by sale; (b) in the case of an entity, (i) a merger, consolidation or transfer of such entity or ownership interests in such entity or (ii) a conversion of such entity into another type of entity, in any case under clause (i) or (ii) only if the equity holders of such entity immediately prior to such merger or conversion cease to hold fifty percent (50%) or more of the outstanding equity securities after consummation of such merger or conversion; and (c) a disposition in connection with, or in lieu of, a foreclosure of an Encumbrance on Membership Rights; but such terms shall not include the creation of an Encumbrance.

Disposing Member – Section 3.03(c)(i).

Disposition Notice – Section 3.03(c)(i).

Dispute – Section 11.01(a).

Disputing Party – Section 11.01(a).

Dissolution Event – Section 12.01.

Encumber, Encumbering or Encumbrance – the creation of a security interest, lien, pledge, mortgage or other encumbrance, whether such encumbrance be voluntary, involuntary or by operation of Law.

Exercise Notice – Section 3.03(c)(i).

Exit Alternative – (a) a merger of the Company into another entity, or a consolidation, units exchange, combination, reorganization, or like transaction in which the Company is not the survivor or if the Company is the survivor of such merger or combination, the Members immediately prior to the merger cease to be Members from and after effectiveness of the merger or combination and receive cash or other consideration in exchange for their Membership Rights in the merger or combination, (b) a sale or transfer of all or substantially all of the assets of the Company, or (c) a sale or transfer of all or substantially all of the issued and outstanding Membership Units by the holders thereof (on a pro rata basis if less than all are sold) in a single transaction or in a series of related transactions.

Fair Market Value – Section 10.03.

Family – with respect to any Person who is a natural person, such Person's spouse or lineal descendants by birth or adoption.

Governmental Authority – any federal or foreign government, any state or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any other governmental entity, instrumentality, agency, authority or commission.

including – "including, without limitation."

Interest or Membership Units – a Person's ownership in the Company pursuant to this Agreement and the TBOC, including the right to vote and participate in decisions as a Member, as expressly provided in this Agreement or required by the TBOC. The Interest of any Person shall, as of the time in question, be a number of units, the total of all Interest or Units outstanding at any one time being equal to 100% of the outstanding Units.

Law – any applicable constitutional provision, statute, act (including the TBOC), code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration or interpretative or advisory opinion or letter of general applicability of a Governmental Authority.

Majority Interest – Members holding among them Membership Units greater than fifty percent (50%) Interest; provided, however, that if a provision of this Agreement provides that a Majority Interest, for purposes of such provision, is to be calculated or determined without reference to one or more excluded Members, then, solely for purposes of such provision, "Majority Interest" shall mean Members, other than the excluded Members, holding Membership Units among them greater than fifty percent (50%) of all Interest other than the Interest held by such excluded Members.

Manager – Any person designated and serving as a Manager of the Company as provided in this Agreement.

Maximum Amount – Section 3.03(c)(i).

Member – any Person who is a Member of the Company as of the date of this Agreement or who is hereinafter admitted to the Company as a Member as provided in this Agreement, but such term does not include any Person who has ceased to be a Member in the Company. The Members shall constitute "members" (as such term is defined in the TBOC) of the Company.

Membership Rights – with respect to any Member, (a) such Member's status as a Member; (b) such Member's Interest; (c) all other rights, benefits and privileges enjoyed by such Member (under the TBOC, the Certificate of

Formation, this Agreement or otherwise) in its capacity as a Member, including such Member's rights to vote, consent and approve and otherwise to participate in the management of the Company; and (d) all obligations, duties and liabilities imposed on such Member (under the TBOC, the Certificate of Formation, this Agreement or otherwise) in its capacity as a Member, including any obligations to make Capital Contributions. Individual elements of Membership Rights are inseparable from the Interest to which they relate and may not be Disposed of without the others, except that an Assignee, until admitted as a Member, shall possess only the Interest attendant to the Membership Rights transferred to it.

Minimum Gain – the meaning assigned to the term "partnership minimum gain" in Treasury Regulation Section 1.704–2(d).

Net Agreed Value – (a) in the case of any property contributed to the Company, the Book Value of the Company's property reduced by any indebtedness either assumed by the Company upon the contribution of the property or to which such property is subject when contributed; and (b) in the case of any property distributed to a Member, the Book Value of such property reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution.

Net Capital Proceeds – the proceeds received by the Company in connection with a Capital Transaction after the payment of costs and expenses incurred by the Company in connection with such Capital Transaction, including brokers' commissions, loan fees, loan payments, other closing costs, and the cost of any acquisition, alteration, improvement, restoration or repair of any property necessitated by or incurred in connection with such Capital Transaction and, if the Capital Transaction is a financing or refinancing, after the payment of any indebtedness of the Company that is repaid in connection with such financing or refinancing. Net Capital Proceeds shall not include cash funds used to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, acquisitions and replacements as determined by the Manager, but shall be increased by the reduction of any such reserve previously established.

Net Cash Flow – all cash funds derived from operations or holdings of the Company (including interest received on reserves), without reduction for any non–cash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, replacements and redemptions, in each case, as determined by the Manager. Net Cash Flow shall not include proceeds or costs included in the determination of Net Capital Proceeds but shall be increased by the reduction of any reserve previously established.

Officers – each Person designated as an officer of the Company pursuant to and in accordance with Section 6.08(a).

Person – any individual, partnership, limited liability company, corporation, cooperative, trust, estate, joint venture or any other legal entity, including a Governmental Authority.

Prime Rate – a rate per annum equal to a varying rate per annum that is equal to the interest rate publicly quoted by *The Wall Street Journal* from time to time as the prevailing prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

Profit and Loss – for each fiscal year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(a) all items of income, gain, loss and deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(b) any tax–exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(c) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Treasury Regulation Section 1.704–1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(d) gain or loss resulting from any disposition of Company property shall be computed by reference to the Book Value of the property;

(e) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account Book Depreciation; and

(f) if the Book Value of an asset of the Company is adjusted pursuant to Section 5.07, any increase or decrease in the Book Value of the asset as a result of the adjustment shall be treated as gain or loss, respectively, from the disposition of the asset and shall be taken into account in computing Profits or Losses.

Purchase Price – Section 10.03.

Purchasing Member – Section 3.03(c)(i).

Required Capital Contributions – means, with respect to a Member, (a) the initial Capital Contribution of such Member, (b) all capital Contributions agreed to by such Member pursuant to Section 4.02(b), and (c) all other Capital Contributions required of such Member pursuant to this Agreement.

Securities Act – Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Seller – Section 10.03.

Sole Discretion – with respect to any Person, that Person's sole and absolute discretion, with or without cause, and subject to such conditions as it shall deem appropriate.

Subject Rights – Section 3.03(c)(i).

Super Majority Interest – Members holding among them Membership Units greater than seventy percent (70%) Interest; provided, however, that if a provision of this Agreement provides that a Super Majority Interest, for purposes of such provision, is to be calculated or determined without reference to one or more excluded Members, then, solely for purposes of such provision, "Super Majority Interest" shall mean Members, other than the excluded Members, holding Membership Units among them greater than seventy percent (70%) of all Interest other than the Interest held by such excluded Members.

Tax Distribution – Section 5.01.

Tax Matters Member – Section 8.03(a).

TBOC – the Texas Business Organizations Code and any successor statute, as amended from time to time.

Treasury Regulations – the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as amended from time to time. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

United States – the United States of America, its territories, possessions and commonwealths.

Other terms defined herein have the meanings so given them.

1.02 Construction. Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) references to Exhibits are to the Exhibits attached to this Agreement, each of which is made a part hereof for all purposes. All terms herein that relate to accounting matters shall be interpreted in accordance with generally accepted accounting principles from time to time in effect. The words "hereof" and "herein" and similar terms shall relate to this Agreement.

Article 2
Organization

2.01 Formation. The Company has been organized as a Texas limited liability company by the filing of the Certificate of Formation (the "Certificate of Formation") under and pursuant to the TBOC and the issuance of the Certificate of Formation for the Company by the Secretary of State of the State of Texas.

2.02 Name. The name of the Company is "Happy Hippie Brewing Company, LLC." All Company business must be conducted in that name or such other names that comply with Law as the Manager may select.

2.03 Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Company required by the TBOC to be maintained in the State of Texas shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate in the manner provided by Law. The registered agent of the Company in the State of Texas shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate in the manner provided by Law. The principal office of the Company in the United States shall be at such place as the Manager may designate, which need not be in the State of Texas, and the Company shall maintain records there. The Company may have such other offices as the Manager may designate.

2.04 Purposes and Powers. The purposes of the Company are for the transaction of business and any and all lawful business activities that are not forbidden by the Law of the jurisdiction in which the Company engages in that business. Specifically, the Company is in the business of operating a microbrewery (the "Business").

2.05 Foreign Qualification. Prior to the Company conducting business in any jurisdiction other than its jurisdiction of organization, the Manager shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company or other comparable form of entity (with limited liability for its equity holders) in that jurisdiction. At the request of the Manager, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.06 Term. The Company shall continue in perpetual existence unless terminated due to the occurrence of a Dissolution Event.

2.07 No State–Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than applicable United States federal and state income taxes, and this Agreement shall not be construed to suggest otherwise.

Article 3
Membership; Dispositions of Interests

3.01 Members. The Company shall have as Members only those Persons as may be properly admitted as a Member pursuant to the terms hereof. The name, address, initial Capital Contribution and, Membership Interests, if applicable, of each Member shall be as shown on Exhibit A attached hereto and the Company shall amend Exhibit A from time to time as necessary to reflect accurately such information. Any reference in this Agreement to Exhibit

A shall be deemed to be a reference to Exhibit A as amended and in effect from time to time. If a Member Disposes of all of its Membership Rights to another Person pursuant to and in accordance with the terms hereof, such Member shall, upon completion of such Disposition, automatically be deemed to have resigned and ceased to be a Member.

3.02 Representations and Warranties. Each Member hereby represents and warrants as to itself to the Company and each other Member as follows:

(a) that the Member has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of the Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at Law or in equity);

(b) in the case of a Member that is an entity: (i) that the Member is duly incorporated, organized or formed (as applicable), validly existing, and (if applicable) in good standing under the Law of the jurisdiction of its incorporation, organization or formation; (ii) if required by applicable Law, that Member is duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; and (iii) that Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by the Board of Directors, shareholders, managers, members, partners, trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by that Member have been duly taken;

(c) that the Member's authorization, execution, delivery and performance of this Agreement do not and will not (i) conflict with, or result in a breach, default or violation of, (A) any contract or agreement to which that Member is a party or is otherwise subject, or (B) any Law or arbitral award to which the Member is subject; or (ii) require any consent, approval or authorization from, filing or registration with, or notice to, any Governmental Authority or other Person, unless such requirement has already been satisfied;

(d) that the Member is familiar with the existing or proposed business, financial condition, properties, operations and prospects of the Company; it has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of Membership Rights as it has desired to ask and conduct, and all such questions have been answered to its full satisfaction; it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company; it understands that owning Membership Rights involves various risks, including the restrictions on Dispositions and Encumbrances set forth in Section 3.03, the lack of any public market for Membership Rights, the risk of owning its Membership Rights for an indefinite period of time and the risk of losing its entire investment in the Company; it is able to bear the economic risk of such investment; it is acquiring its Membership Rights for investment, solely for its own beneficial account and not with a view to or any present intention of directly or indirectly selling, transferring, offering to sell or transfer, participating in any distribution or otherwise Disposing of all or a portion of its Membership Rights; and it acknowledges that the Membership Rights have not been registered under the Securities Act or any other applicable federal or state securities laws; and

(e) that the Membership Rights held by the Member are not Encumbered and no portion of such Member's Membership Rights has been assigned, transferred or otherwise disposed of except for Encumbrances securing indebtedness owed to the Company.

3.03 Dispositions and Encumbrances of Membership Rights.General Restriction. A Member may not Dispose of or Encumber all or any portion of its Membership Rights. Any attempted Disposition or Encumbrance by a Member of all or any portion of its Membership Rights shall be, and is hereby declared, null and void ab initio. The Members agree that breach of the provisions of this Section 3.03 may cause irreparable injury to the Company for which monetary damages (or other remedy at Law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions, and (ii) the uniqueness of the Company, its business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Section 3.03 may be enforced by specific performance,

including by way of example but not by way of limitation, the obligations of purchase and sale described in Section 3.03(c)(iv) hereof.

(b) Dispositions of Membership Rights.

(i) General Restriction. If a Member desires to make a Disposition of all or any portion of its Membership Rights, it must first offer the other Members and then the Company the right to purchase such Membership Rights (or portion thereof, as applicable) in accordance with Section 3.03(c); provided, however, that compliance with Section 3.03(c) shall not be required in the case of the following dispositions:

(A) Dispositions by a Member to one or more of its Affiliates (only Affiliates which are a Controlled Entity);

(B) Dispositions arising as a result of the bankruptcy, default or dissolution of a Member, all of which are governed by Article 10;

(C) Dispositions by a Member to the Company pursuant to contractual provisions of an agreement entered into by the Member with the Company in regard to the Company's issuance of the Membership Units which are the subject of the Dispositions; and

(D) Disposition by all or substantially all Members as part of an Exit Alternative.

Notwithstanding the foregoing and for purposes of clarification, an existing Member who acquires all or a part of another Member's Membership Rights under Section 3.03(c) or Article 10 shall immediately have full rights of a Member in respect of the Membership Rights so acquired.

(ii) Effective Date. Each Disposition (and admission, if applicable) complying with the provisions of this Section 3.03 is effective as of the first calendar Day of the month immediately succeeding the month in which all of the requirements of this Section 3.03(b) have been met.

(c) Preferential Purchase Right.

(i) Procedure. In the event that any Member desires to Dispose of all or a portion of its Membership Rights (except in the circumstances described in the proviso to Section 3.03(b)(i)) and the Member has received a valid offer from a third party, such Member (the "Disposing Member") shall promptly give written notice thereof (the "Disposition Notice") to the Company and other Members. The Disposition Notice shall offer to sell and transfer the Subject Rights to the Company and the other Members, or such of them as may elect to purchase on the terms and at the price set forth in the Disposition Notice, which offer shall be irrevocable for a period of forty–five (45) Days after the date of receipt of the notice by the Company. First the Founding Member, then then other Members then the Company, with respect to the portion of such Subject Rights that the other members elect not to purchase, shall have the preferential right to acquire such Subject Rights for the same purchase price, and on the same terms and conditions, as are set forth in the Disposition Notice, except as provided otherwise in this Section 3.03(c). Each Member (other than the Disposing Member) and then the Company shall have forty–five (45) Days following its receipt of the Disposition Notice in which to notify the Disposing Member in writing at its specified address whether it desires to exercise its preferential right. (A notice in which the Company or a Member exercises such right is referred to herein as an "Exercise Notice," and a Member that delivers an Exercise Notice is referred to herein as a "Purchasing Member"). If any Member does not respond during the applicable period, it shall be deemed to have waived its preferential right. The Company and each Purchasing Member shall specify in its Exercise Notice the maximum Subject Rights it seeks to purchase (for each Person, its "Maximum Amount"). If the aggregate Maximum Amounts specified in the Exercise Notices shall equal or exceed the Subject Rights, then the Subject Rights will first be allocated to the Purchasing Members in the full amount which they elect to purchase, and the remaining amount, if any, will then be allocated to the Company. No Purchasing Member will be allocated and sold more than the Maximum Amount

stated in its Exercise Notice, but a Purchasing Member may receive less than the Maximum Amount stated in its Exercise Notice. The Company on behalf of the Disposing Member, shall allocate to all Purchasing Members a part of the Subject Rights equal to the lesser of (i) the Maximum Amount specified in such Purchasing Member's Exercise Notice and (ii) a portion of the Subject Rights which bears the same proportion to the entire Subject Rights as the Purchasing Member's Interest bears to the Interest of all Purchasing Members exercising their preferential right to purchase. If for any Purchasing Member the amount in clause (ii) above exceeds such Purchasing Member's Maximum Amount, the Company shall allocate the aggregate difference to each of those Purchasing Members as to whom the amount in clause (ii) did not exceed their respective Maximum Amount. This second allocation will be allocated in the same proportion as the Interest of each Purchasing Member receiving a further allocation bears to the aggregate Interest of all Purchasing Members receiving a further allocation. The Company shall repeat this process until the entire Subject Rights as to which the Company and the Purchasing Members have elected to purchase has been fully allocated among the Purchasing Members. Notwithstanding anything to the contrary herein, the Company shall be required to purchase any remaining interest not purchased by the Purchasing Members.

(ii) Purchase Price. The Purchase Price shall be the price determined in the Disposition Notice.

(iii) Closing. If the preferential right is exercised in accordance with Section 3.03(c)(i), the closing of the purchase(s) thereunder shall occur at the principal place of business of the Company no later than the forty–fifth (45th) Day after the expiration of the preferential right period on such date as the Disposing Member shall agree with the Company (if the Company is purchasing all or a portion of the Subject Rights) and each Purchasing Member, or on such later date as otherwise agreed upon by the Disposing Member, the Company (if purchasing all or a part of the Subject Rights) and/or the Purchasing Members, as applicable. At each closing under this Section 3.03(c), (A) the Disposing Member shall execute and deliver to the Company (if a purchaser hereunder) and/or each Purchasing Member, as applicable, (I) an assignment of that portion of the Subject Rights being purchased by the Company and/or the Purchasing Member, in form and substance reasonably acceptable to the Company (if a purchaser hereunder) and/or each Purchasing Member, as applicable, containing a general warranty of title as to such Subject Rights (including that such Subject Rights are free and clear of any Encumbrances) and (II) any other instruments reasonably requested by the Company (if a purchaser hereunder) and/or each Purchasing Member, as applicable, to give effect to the purchase; and (B) the Company (if a purchaser hereunder) and/or each Purchasing Member shall deliver to the Disposing Member the purchase price specified in the Disposing Member's Disposition Notice, which shall be paid in accordance with Section 10.05. The Interest of the Members shall be adjusted to reflect the effect of the purchase and Exhibit A and B shall be amended accordingly.

(iv) Specific Performance. Upon delivery of a final Exercise Notice by the Company or a Purchasing Member, the Company or such Purchasing Member, as applicable, shall be obligated to purchase from the Disposing Member and the Disposing Member shall be obligated to sell to the Company or such Purchasing Member, as applicable, that portion of the Subject Rights being purchased. In the event of breach of any such obligation, the Company and the Members agree that remedies at Law might be inadequate and that, therefore, such obligation may be specifically enforced. The remedy of specific performance shall not be an exclusive remedy, but shall be cumulative of all other rights and remedies of the parties hereto at Law, in equity or under this Agreement. The Disposing Member shall be obligated to sell to the Company and the Purchasing Members that portion of the Subject Rights allocated to the Company and the Purchasing Members in accordance with this Section 3.03(c) even if the Company and the Purchasing Members have elected to purchase less than all of the Subject Rights. Neither the Company nor any other Member shall be liable or accountable to the Disposing Member for any loss, damage, expense, cost or liability resulting from the Company's or the Members' exercise of preferential rights to purchase less than all of the Subject Rights, delay in notifying the Disposing Member of the intention not to exercise preferential rights, or enforcement of the requirements of this Section 3.03(c) in the event of an election not to exercise preferential rights.

(d) Encumbrances of Membership Rights. A Member may not Encumber all or any portion of its Membership Rights without the prior written consent of the Manager.

(e) Admission of a Substitute Member. A purchaser of an Interest under this paragraph 3.03(c) shall only become an assignee and shall not become a member with full rights as a member

("Substitute Member") unless such person (i) admitted as a Substitute Member by the Managers and unanimous consent of the Member, and (ii) agrees to be bound by the terms of the Company Agreement.

3.04 Creation of Membership Rights and Interests.Membership Units. The Membership Rights in the Company shall be divided into units (collectively, the "Membership Units"). The Manager, from time to time and at any time, are authorized, to: (i) issue Membership Units for such consideration as it shall determine is appropriate to Persons Associated with the Company; (ii) create additional classes of Membership Units; and (iii) admit as additional Members Persons acquiring Membership Units. Membership Units that have been issued to Members as of any date during the term hereof shall be set forth on Exhibit A, as such exhibit may be amended from time to time. Membership Units shall have identical rights, benefits and privileges in each and every respect unless otherwise provided herein related to Profit Interests.

(b) Deliveries to Manager. Any Person who acquires additional Membership Units issued by the Company may be admitted to the Company as a Member only upon delivery to the Manager of an agreement, in form and substance satisfactory to the Manager, of such Person (i) to be bound by the terms and conditions of this Agreement as it may have been amended and is then in force, and (ii) to execute all documents or instruments that the Manager may reasonably require to be executed in order to effect the admission of such Person as a Member.

(c) Preemptive Rights. No Member or any other Person shall have a preemptive right to acquire any presently authorized Membership Units of the Company.

(d) Additional Membership Rights and Additional Classes. Subject to the terms and conditions of this Agreement, additional Membership Rights may be created and issued to existing Members or to other Persons, and such other Persons may be admitted to the Company as Members, as approved by the Managers, on such terms and conditions as the Manager may determine at the time of admission. The terms of admission or issuance must specify the Interest applicable thereto and may provide for the creation of different classes or groups of Members having different rights, powers, and duties. The Manager may reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, including voting rights, and such an amendment need be executed only by the Manager.

(e) Dispositions. The provisions of this Section 3.04 shall not apply to Dispositions of Membership Rights or admissions of Assignees in connection therewith, such matters being governed by Section 3.03(b).

(f) Voting Rights. Except as otherwise provided herein and in the TBOC, all voting rights of the Members shall be vested exclusively in the Membership Units. Each Unit shall entitle the holder thereof to one vote upon all matters upon which Members have the right to vote, such vote being weighted in proportion to Interest.

(g) Compliance with Law. Notwithstanding any provision hereof to the contrary, no sale or other disposition of Membership Rights in the Company may be made except in compliance with all federal, state and other applicable Laws, including federal and state securities Laws.

3.05 Dispositions of Interests in a Member. No Member that is not a natural person may cause or permit an interest, direct or indirect, in itself to be Disposed of such that, after the Disposition the Company would be considered to have terminated within the meaning of Code Section 708.

3.06 Withdrawal. A Member does not have the right or power to withdraw or resign as a Member of the Company except upon a Disposition of its entire Membership Rights in the Company pursuant to and in accordance with Section 3.03 or Article 6.

3.07 Information.On or before the ninetieth (90th) Day following the end of each fiscal year during the term of the Company, the Managers shall cause each Member to be furnished with unaudited financial statements of the Company for, or as of the end of the year just ended, including a balance sheet, an income statement and a statement of changes in Members' capital. Such financial statements must be prepared in accordance with generally accepted accounting principles in the United States, consistently applied (with the exceptions of the lack of a cash flow statement and notes to the financial statements). The Managers also may cause to be prepared or delivered such other reports as they may deem appropriate. The Company shall bear the costs of all such reports. The Members and their direct and indirect equity owners may inspect the Company's properties, books and other records (and make copies thereof and take extracts therefrom) and may interview any manager, director, officer, employee and independent accountants of the Company regarding the affairs of the Company at such times as reasonably requested, but in no event more than one (1) time per calendar year.

(b) In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to Sections 3.153 and 101.502 of the TBOC. The Members agree, however, that the Managers may determine, due to contractual obligations, business concerns, or other considerations, that certain information in the nature of trade secrets or other information, the disclosure of which the Managers believes in good faith is not in the best interest of the Company or could damage the Company or its business, should be kept confidential. An Assignee shall not have any of such additional rights described in Sections 3.153 and 101.502 of the TBOC to require information or an account of transactions of the Company or to make inspection of the books and records of the Company, except to the extent such rights are conferred on Assignees pursuant to Section 101.109 of the TBOC.

(c) The Members acknowledge that they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with which it does business. Each Member and Assignee shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that it is so marked) and may not disclose it to any Person other than another Member or a Manager, except for disclosures (i) compelled by Law, (ii) to employees, officers, directors, partners, shareholders, advisers or representatives of the Member and its Affiliates, but only if the recipients are bound to keep such information confidential, (iii) of information received from the public domain, or (iv) of information that a Member or Assignee also has received from a source independent of the Company that the Member or Assignee reasonably believes obtained that information without breach of any obligation of confidentiality. The Members agree that breach of the provisions of this Section 3.06(c) may cause irreparable injury to the Company for which monetary damages (or other remedy at Law) are inadequate in view of (y) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member or Assignee to comply with such provisions, and (z) the uniqueness of the Company's business and the confidential nature of the information described in this Section 3.06(c). Accordingly, the Members agree that the provisions of this Section 3.06(c) may be enforced by specific performance.

(d) Each Member shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

3.08 Expulsion. A Member may not be expelled or removed as a Member except in accordance with Article 6.

3.09 Spouses of Members. Spouses of the Members do not become Members as a result of such marital relationship. Each spouse of any Member has executed a Spouse's Agreement in the form of Exhibit B.

Article 4
Commitments and Capital Contributions

4.01 Initial Contributions. Each Member has made the Capital Contribution described for that Member in Exhibit A.

4.02 Future Capital Contributions.

(a) A Member is not required to make Capital Contributions to the Company other than Required Capital Contributions.

(b) Notwithstanding the foregoing, with the unanimous consent of the Managers, the Managers may make a call for additional Capital Contributions from all the Members in accordance with their Allocation Percentages. If any additional Capital Contributions are made, such additional Capital Contributions will be considered Required Capital Contributions.

4.03 Return of Contributions. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.04 Advances by Members. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the prior written consent of the Manager may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.04 shall constitute a loan from the Member to the Company, bear interest at the Prime Rate from the date of the advance until the date of payment, and shall not be deemed to be or be treated as a Capital Contribution.

4.05 Capital Accounts. A Capital Account shall be established and maintained for each Member.

Article 5
Allocations and Distributions

5.01 Distributions of Net Cash Flow; Special Tax Distributions.Net Cash Flow may be distributed to the Members in the manner contemplated by Section 5.03 as often as determined in the discretion of the Managers, subject to restrictions on (or requirements with respect to) distributions contained in any written agreement to which the Company is or becomes a party.

(b) Prior to the distribution of any other amounts under this Article 5 and notwithstanding the calculation of Net Cash Flow or the calculation of proceeds from a Capital Transaction, if, as of the end of any taxable year, net taxable income for that taxable year will be allocable to one or more Members, then the Company may, in the Manager's discretion, distribute out of proceeds arising from or assets attributable to the Company at least an amount in cash (a "Tax Distribution") to such Member or Members in proportion to the net taxable income allocated (after taking into consideration the withholding above) to each for such taxable year which, when such distribution is combined with all other prior distributions made to such Member or Members equals the product of (i) the highest combined U.S. federal, state and local income tax rate applicable to a resident individual of Texas at the time such Member is or was subject to taxation on the excess amounts described in the following subclause (ii) (assuming the full deductibility for U.S. federal tax purposes of any state and local income taxes and considering the capital or ordinary character of the excess amount described in the succeeding subclause (ii)) and (ii) the excess, if any, of (A) the aggregate net taxable income allocated to such Members under this Agreement in the current and all preceding taxable years of the Company over (B) the aggregate net taxable loss allocated to such Members under this Agreement in all preceding taxable years of the Company; provided, however, that in no event shall the amount distributed to any Member for any taxable year exceed the actual amount of net U.S. federal, state and local income taxes attributable to such Member's equity ownership in the Company, assuming all Members are taxed at the highest combined U.S. federal, state and local income tax rate applicable to a resident of Tarrant County, Texas at the time (considering the

capital or ordinary character of the excess amount described in the preceding subclause (ii)) and considering each Member's individual tax filing status.

5.02 Distributions of Net Capital Proceeds. Subject to restrictions on (or requirements with respect to) distributions contained in any written agreement to which the Company is or becomes a party as approved by the Manager, after the Company's receipt of proceeds from any Capital Transaction, the Net Capital Proceeds therefrom may be distributed to the Members in the manner contemplated by Section 5.03, in the discretion of the Manager.

5.03 Distribution Priority. Subject to Section 5.01(b), all available proceeds distributable to the Members, as determined under Sections 5.01, 5.02 and 12.02, shall (giving due regard and credit for amounts distributed under Section 5.01(b)) be distributed to the Members in proportion to their respective Allocation Percentages as may be altered by the Agreement of the Members. If the Company is "liquidated" within the meaning of Treas. Reg. § 1.704–1(b)(2)(ii)(g), such distributions shall be made within the time period set forth in Treas. Reg. § 1.704–1(b)(2)(ii)(b)(2).

5.04 Allocations of Profit and Loss. Except as otherwise provided herein, all income, profits, losses, deductions, credits and taxable items of the Company for each fiscal year or other applicable period shall be allocated among the Members as reasonably determined by them, with the assistance of the Company's tax advisors, taking into account the Members' respective Capital Contributions, distribution rights and the principles of Code Section 704 and the Treasury Regulations thereunder.

5.05 Allocations of Built-in Items. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property actually or constructively contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation at the time of the contribution between the tax basis of the property to the Company and its initial fair market value. Any elections or other decisions relating to those allocations shall be made by the Members in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations of income, gain, loss, and deduction pursuant to this Section 5.05 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or otherwise affect a Member's share of profits, losses, other tax items or distributions pursuant to any provision of this Agreement.

5.06 Allocations on Transfers. Taxable items of the Company attributable to Membership Rights that have been Disposed of (including the simultaneous decrease in the Membership Rights of existing Members resulting from the admission of a new Member) shall be allocated between the transferor and the transferee using the "interim closing of the books" method to the extent permitted by Code Section 706 and the Treasury Regulations thereunder.

5.07 Adjustment of Book Value. Book Value with respect to any asset of the Company is the asset's adjusted tax basis for federal income tax purposes, except as follows:

(a) The initial Book Value of any asset contributed to the Company by a Member shall be the fair market value of the asset as of the date of contribution.

(b) The Book Value of each asset shall be its respective fair market value, immediately before (i) the issuance of an Interest in the Company to a new or existing Member in exchange for a Capital Contribution, (ii) the distribution by the Company to a Member in liquidation of the Member's interest in the Company, and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704–1(b)(2)(ii)(g).

(c) The Book Value of each asset distributed to any Member will be the fair market value of the asset as of the date of distribution.

(d) The Book Value of each asset will be increased or decreased to reflect any adjustment to the adjusted basis of the asset under Code Section 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Treasury Regulation Section 1.704–1(b)(2)(iv)(m), provided that

the Book Value will not be adjusted under this Section 5.07(d) to the extent that an adjustment under Section 5.07(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment under this Section 5.07(d).

Book Value will be adjusted by Book Depreciation, and gain or loss on a disposition of any asset shall be determined by reference to such asset's Book Value as adjusted herein. The determination of the fair market value of property as required under this Section 5.07 shall be determined by the Manager using any reasonable method of valuation including the use of an independent appraiser selected by the Manager.

Article 6
Management

6.01 Management by Managers. Subject to the provisions of Section 6.02, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of a Manager, which shall make all decisions and take all actions for the Company. No Member, individually, or collectively with any other Members, has the right, power or authority to make any decision or take any action for or on behalf of the Company that would be binding on the Company, or to incur any expenditures on behalf of the Company.

(b) In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted at meetings and in written consents pursuant to Sections 6.04 and 6.07. No Manager, individually, or collectively with any other Manager, except as provided herein, has the right, power or authority to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company. Decisions or actions taken by the Managers in accordance with this Agreement (including this Section 6.01 and Section 6.02) shall constitute decisions or actions by the Company.

6.02 Decisions Requiring Member Consent.

(a) Notwithstanding any power or authority granted the Manager under the TBOC, the Certificate of Formation or this Agreement (including Section 6.01), the Manager may not make any decision or take any action for which the consent of the Members is expressly required by the Certificate of Formation, the TBOC or this Agreement, without first obtaining such consent. Unless consent of the Members is expressly required by the Certificate of Formation, the TBOC or this Agreement to make a decision or take an action, the Manager shall have the power to make any decision or take any action without the Members' consent.

(b) In addition to approval by the Managers, the following decisions and actions require the consent of a Majority Interest, or if only two, by unanimous interest:

(i) amendment of the Certificate of Formation or this Agreement;

(ii) any change in the number of the Managers;

(iii) removal or appointment of a Manager by Super Majority Interest; and

(iv) causing or permitting the Company to enter into any Exit Alternative.

6.03 Selection of Managers.

(a) The number of Managers of the Company shall be one or more but no more than three (3). No decrease in the number of Managers shall have the effect of shortening the tenure of any incumbent Manager. Commencing on the date hereof, the Manager of the Company shall be **Michael Fredrick**.

(b) Each Manager (whether an initial or a successor Manager) shall cease to be a Manager upon the earliest to occur of the following events: (i) such Manager shall engage in gross negligence or willful misconduct in the performance of its duties as a Manager and, as a result thereof, shall be removed by a Super Majority Interest at a meeting of the Members called for that purpose; (ii) such Manager shall resign as a Manager, by giving notice of such resignation to the Members; or (iii) such Manager shall die, become disabled or become Bankrupt.

(c) Any vacancy in a Manager position occurring as a result of a Manager ceasing to be a Manager pursuant to Section 6.03(b), may be filled by Majority vote of the remaining Managers or, if the Managers fail to do so within six (6) months following creation of such vacancy, by a Super Majority Interest at a meeting of the Members called for that purpose.

(d) Each Manager must be an individual, but need not be a Member or resident of the State of Texas.

6.04 Meetings of the Managers.

(a) The Company will have no less than two meetings of the Managers each year. Regular meetings of the Managers may be held on such dates and at such times as shall be determined by the Managers. Notice of the establishment of such regular meeting schedule, and of any amendments thereto, shall be given to any Manager that was not present at the meeting at which such schedule or amendment was adopted or that did not execute the written consent in which such schedule or amendment was adopted. No other notices of such regular meetings need be given.

(b) Special meetings of the Managers may be called by any Manager. Any such meeting shall be held on such date and at such time as the Manager calling such meeting shall specify in the notice of the meeting, which shall be delivered to each other Manager at least five (5) Business Days prior to such meeting, or, if two (2) Managers call the meeting, at least twenty four (24) hours prior to such meeting. Neither the business to be transacted at, nor the purpose of, such special meeting need be specified in the notice (or waiver of notice) of such meeting.

(c) Unless otherwise expressly provided in this Agreement, a majority (by number) of the Managers shall constitute a quorum for the transaction of business at any meeting of the Managers, and at any meeting at which a quorum is present, an act of a majority (by number) of the Managers shall be the act of the Managers. The provisions of this Section 6.04 shall be inapplicable at any time that there is only one Manager.

(d) In the instance of a deadlock in a vote between the Managers, each Manager shall select an independent person (who is not related or subordinate to such manager). The independent persons selected shall together select an additional person. This group, along with the Managers, shall compose a Temporary Board of Directors, selected to make such decision. The Temporary Board of Directors shall meet one time, no longer than three (3) hours. At the end of such meeting, the Temporary Board of Directors shall vote, such decision being made by majority decision, and such decision being binding on the Managers.

6.05 Compensation. The Managers as such shall receive such compensation, if any, for their services as may be determined by the Managers. In addition, the Managers shall be entitled to be reimbursed for reasonable out–of–pocket costs and expenses incurred in the course of their service hereunder.

6.06 Meetings of Members.

(a) Meetings of the Members.

(i) An annual meeting of the Members for the transaction of such business as may properly come before the meeting shall be held on such date and at such time as the Managers shall specify in the notice of the meeting, which shall be delivered to each Member at least twenty (20) Days prior to such meeting.

(ii) Special meetings of the Members may be called by the Managers or by Members who among them hold at least ten percent (10%) of the Membership Units of all Members. Any such meeting shall be held on such date and at such time as the Person calling such meeting shall specify in the notice of the meeting, which shall be delivered to each Member at least ten (10) Days prior to such meeting. Only business within the purpose or purposes described in the notice for such meeting may be conducted at such meeting.

(iii) Unless otherwise provided by Law or this Agreement, a Majority Interest (represented either in person or by proxy) shall constitute a quorum for the transaction of business at any meeting of the Members. If a quorum is not present, the holders of a majority of the Membership Units present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. Except as provided in Section 6.02, if a quorum is present, with respect to any matter, an act of a Majority Interest shall be the act of the Members.

6.07 Provisions Applicable to All Meetings of Managers and Members. In connection with any meeting of the Managers or the Members, the following provisions shall apply:

(a) Place of Meeting. Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting (or resolution of the Managers) specifies a different place, which need not be in the State of Texas.

(b) Waiver of Notice Through Attendance. Attendance of a Person at such meeting shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) Proxies. A Person may vote at a meeting of Members by a written proxy executed by that Person and delivered to the Managers. A proxy given in connection with a meeting of the Members shall be revocable unless it is stated to be irrevocable.

(d) Action by Written Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken is signed by the Members having not fewer than the minimum percentage of Membership Units that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted. Managers may similarly act by written consent if the consent is signed by all Managers.

(e) Meetings by Telephone. Members and Managers may participate in and hold such meeting by means of conference telephone, videoconference, or similar communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.08 Officers.

(a) The Managers may designate one or more Persons to be officers ("Officers") of the Company. No Officer need be a resident of the State of Texas, a Member or a Manager. Any Officers so designated shall have such authority and perform such duties as the Managers may delegate to them. The Managers may assign titles to particular Officers. Unless the Managers decides otherwise, if the title is one commonly used for officers of a business corporation formed under the TBOC, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Officer by the Managers pursuant to the third sentence of this Section 6.08(a). Each Officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed by the Managers.

(b) Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, by the Managers whenever in its judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Managers.

6.09 Limitations on Duties and Liabilities.

(a) A Manager shall be personally liable to the Company and the other Members for any loss incurred by such Person for acts or omissions in the management of the Company only in the case of gross negligence, willful misconduct, bad faith or breach of fiduciary duty as provided below by such Manager; but a Manager shall not be personally liable to the Company or any Member for any other acts or omissions, including the negligence, strict liability or other fault or responsibility (short of gross negligence, willful misconduct, bad faith or breach of fiduciary duty as provided below) by such Manager. The Managers and any member or committee thereof may consult with counsel and accountants in respect of Company affairs and, provided the Managers (or such member or committee, as the case may be) acts in good faith reliance upon the advice or opinion of such counsel or accountants, the Managers (or such member or committee, as the case may be) shall not be liable for any loss suffered by the Members or the Company in reliance thereon. The Managers of the Company shall, in the exercise of their duties hereunder, be subject to such fiduciary duties as would be consistent with the fiduciary duties of the directors of a corporation organized under the TBOC; provided that, in the performance of his or her duties that are subject to such fiduciary standards, each Manager shall not be, in a manner comparable to that contemplated by the TBOC, to the fullest extent so contemplated, liable to the Company or its Members for monetary damages for breach of fiduciary duty as a Manager. Any amendment or modification of the provisions of this Section 6.09(a) shall not adversely affect any rights or protections of a Manager of the Company at the time of such amendment or modification. Except as stated in the preceding sentence and the other duties as may be expressly set forth in this Agreement, a Manager shall not be subject to any duties in the management of the Company.

(b) Each Member's, Manager's or Officer's liability shall be limited as set forth in the TBOC and other applicable Law. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including those arising as a member, owner or shareholder of another Person), shall be the debts, obligations and liabilities solely of the Company, and none of the Members, Managers or Officers of the Company shall be obligated personally for any such debts, obligations or liabilities solely by reason of being a Member or acting as a Manager or Officer of the Company. No Member, Manager or Officer shall be liable for any debts, obligations and liabilities, whether arising in contract, tort or otherwise, of any other Member, Manager or Officer of the Company.

Article 7
Indemnification

7.01 Indemnification for Managers. To the fullest extent permitted by applicable Law, as the same exists or may hereafter be amended, interpreted or replaced (but in the case of any such amendment, interpretation or replacement, only to the extent that such amendment, interpretation or replacement permits the Company to provide broader indemnification rights than were permitted prior thereto), the Company shall indemnify, defend, protect and hold harmless each Manager and its Affiliates and the officers, directors, members, shareholders, partners, agents and employees of such Affiliates (an "Indemnitee") from and against all threatened, pending, or completed actions, suits or proceedings (whether civil, criminal, administrative, arbitrative or investigative) (collectively, "Proceedings"), and all other claims, demands, losses, damages, liabilities, judgments, awards, penalties, fines, settlements, costs and expenses (including court costs and reasonable attorneys' fees and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Article 7), arising out of the management of the Company or such Manager's service to the Company or status as a Manager or from serving as a manager, director or officer of any other Person at the Company's request or designation, and indemnification under this Section 7.01 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 7.01 shall be deemed contract rights, and no amendment,

modification or repeal of this Section 7.01 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal. **THIS INDEMNITY SHALL APPLY TO MATTERS THAT ARISE OUT OF THE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY BY SUCH INDEMNITEE; PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT, OR AN ACTION (i) THAT IS NOT IN GOOD FAITH AND (ii) THAT THE INDEMNITEE DID NOT REASONABLY BELIEVE TO BE IN OR NOT OPPOSED TO THE BEST INTERESTS OF THE COMPANY.**

7.02 Advance Payment. The right to indemnification conferred in this Article 7 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by an Indemnitee who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Indemnitee's ultimate entitlement to indemnification, provided that if Indemnitee is not subject to any other agreement that otherwise provides for repayment, the Company shall be entitled to require a written undertaking by or on behalf of such Indemnitee to repay such amounts if it shall ultimately be determined (after final adjudication) that Indemnitee is not entitled to be indemnified under this Article 7. The Company shall also pay or reimburse an Indemnitee for reasonable expenses in connection with such Indemnitee's appearance as a witness or other participation in a Proceeding.

7.03 Indemnification of Officers, Employees and Agents. The Company, by adoption of resolution of the Managers, may indemnify and advance expenses to an Officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers under this Article 7.

7.04 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article 7 shall not be exclusive of any other right which a Manager may have or hereafter acquire under any Law, provision of the Certificate of Formation or this Agreement, agreement, vote of a Majority Interest or otherwise.

7.05 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager or Officer of the Company against any expense, liability or loss.

Article 8
Miscellaneous

8.01 Tax Returns. The Company shall prepare and timely file all federal, state and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before ten (10) Days prior to the due date of any such return, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

8.02 Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a) to adopt the calendar year as the Company's fiscal year;

(b) to adjust the basis of the Company's properties, pursuant to Code Section 754, upon a distribution of the Company's property or transfer of Membership Rights; and

(c) any other election the Managers may deem appropriate and in the best interests of the Members.

Neither the Company nor any Manager or Member may make an election for the Company to be classified as an association taxable as a corporation or to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law and no provision of this Agreement shall be construed to sanction or approve any such election.

8.03 Tax Matters Member.

(a) The "tax matters partner" shall be a Member that is designated as such by a Majority Interest. (Any Member who is designated as the "tax matters partner" is referred to herein as the "Tax Matters Member"). The Tax Matters Member shall take such action as may be necessary to cause to the extent possible each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. The Tax Matters Member shall inform each other Member of all matters that may come to its attention in its capacity as Tax Matters Member by giving notice thereof on or before the fifth (5th) Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all written communications it may receive in that capacity.

(b) The Tax Matters Member shall take no action without the authorization of a Majority Interest, other than such action as may be required by Law. Any cost or expense incurred by the Tax Matters Member in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

(c) The Tax Matters Member shall not enter into any extension of the period of limitations for making assessments on behalf of the Members without first obtaining the consent of a Majority Interest. The Tax Matters Member shall not bind any Member to a settlement agreement without obtaining the consent of such Member. Any Member that enters into a settlement agreement with respect to any Company item (within the meaning of Code Section 6231(a)(3)) shall notify the other Members of such settlement agreement and its terms within ninety (90) Days from the date of the settlement.

(d) No Member shall file a request pursuant to Code Section 6227 for an administrative adjustment of Company items for any taxable year without first notifying the other Members. If a Majority Interest consent to the requested adjustment, the Tax Matters Member shall file the request for the administrative adjustment on behalf of the Members. If such consent is not obtained within thirty (30) Days from such notice, or within the period required to timely file the request for administrative adjustment, if shorter, any Member, including the Tax Matters Member, may file a request for administrative adjustment on its own behalf. Any Member intending to file a petition under Code Sections 6226, 6228 or other Code Section with respect to any item involving the Company shall notify the other Members of such intention and the nature of the contemplated proceeding. In the case where the Tax Matters Member is the Member intending to file such petition on behalf of the Company, such notice shall be given within a reasonable period of time to allow the other Members to participate in the choosing of the forum in which such petition will be filed.

(e) If any Member intends to file a notice of inconsistent treatment under Code Section 6222(b), such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member's intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members.

Article 9
Books, Records, Reports and Bank Accounts

9.01 Books and Records. The Managers shall keep or cause to be kept at the principal office of the Company complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of its business, and minutes of the proceedings of the Managers, committees thereof and Members. The records shall include, but not be limited to, complete and accurate information regarding the status of the business and financial condition of the Company; a copy of the Certificate of Formation and this Agreement and all amendments thereto; a current list of the names, Sharing Ratios and last known business, residence or mailing addresses of all Members; complete and accurate information regarding the amount of cash and a description and statement of the

agreed value of any other property contributed or to be contributed by each Member and the date on which each Member became a Member; the Company's federal, state and local tax returns for the Company's six most recent tax years; and such other information regarding the affairs of the Company as is just and reasonable.

9.02 Manager Reports. In addition to copies of all reports to Members, the Managers shall receive from the Company unaudited monthly financial statements, excluding statements of cash flows, within thirty (30) Days following month end. Full disclosure shall also be made to the Managers of all transactions between the Company, on the one hand, and any Manager, Member or Affiliate on the other. The Managers shall have reasonable access to the officers, employees, premises, books and records of the Company during normal business hours.

9.03 Accounts. The Managers shall establish or cause the appropriate Officers to establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Managers determine. The funds of the Company shall not be commingled with the funds of any other Person.

Article 10
Buyout Option

10.01 Buyout Events. This Article 10 shall apply to any of the following events (each a "Buyout Event"):

(a) a Member shall dissolve or become Bankrupt ("Dissolution"); or

(b) a Default shall occur with respect to a Member.

In each case, the Member with respect to whom a Buyout Event has occurred is referred to herein as the "Affected Member."

10.02 Procedure for Dissolutions or Default. If a Member or a Member's Affiliate, in the case of a Member who is not itself Associated with the Company, shall become Bankrupt, or a Default shall have occurred with respect to a Member, the Affected Member (or its liquidator, trustee or other representative, as applicable, in the case of dissolution or Bankruptcy of the Affected Member) shall promptly give notice thereof to the Company and the other Members. First, the Member's voting rights shall immediately be forfeited. Second, the Company and then each of the other Members, with respect to the portion of Membership Rights not acquired by the Company, shall have the option to acquire the Membership Rights of the Affected Member by notifying the Affected Member (or its representative) in writing of the exercise of such option within ninety (90) Days following the Company's receipt of such Affected Member's notice or the Company's notice to the Affected Member and the other Members a Default with respect to the Affected Member, whichever first occurs. If the Company or any Member does not provide notice during the applicable period, such Person shall be deemed to have waived its right. If more than one Member exercises its right, each exercising Member shall participate in the purchase in the same proportion that its Allocation Percentage bears to the aggregate Allocation Percentage of all exercising Members (or on such other basis as the exercising Members may mutually agree).

10.03 Purchase Price. The Person that is required or has the option to sell the Membership Rights pursuant to this Article 10 (including the Affected Member's representative acting on behalf of the Affected Member or its estate in the case of death, dissolution or Bankruptcy) is referred to in this Section 10.03 and in Section 10.04 as the "Seller," and the Person or Persons that exercise a right to purchase Membership Rights pursuant to this Article 10 are referred to in this Section 10.03 and in Section 10.04 as the "Buyers." The purchase price for Membership Rights being purchased pursuant to this Article 10 (the "Purchase Price") unless otherwise noted below shall be determined in the following manner: The Manager shall determine the fair market value of the applicable Membership Rights by hiring the Company's accounting firm to provide an opinion of value based on the last 3 years tax returns (the "Fair Market Value").

The Purchase Price shall be and the Fair Market Value of the interest reduced by the amount of all monetary damages suffered by the Company and the other Members as a result of any Event of Default (including indirect, incidental and consequential damages);

(i) at closing, the Buyer shall issue a Premium Note to Seller equal to the Purchase Price, such note secured by ownership.

(ii) the Note, together with accrued interest thereon, shall be paid by the Buyers in equal monthly cash installments over a period of sixty (60) months, with the amount of the cash installments being calculated to amortize fully the Deferred Amount (and accrued interest thereon) over the sixty (60) months from the closing of such sale; and

(iii) If the Company is sold subsequent to such Buyout event, then the Selling Member shall have the right to demand immediate payment of the outstanding Note balance.

provided, however, that any Buyer may, in its Sole Discretion, elect to pay or prepay all or any part of the balance at any time without premium or penalty. Installments shall be paid on the first Day of each month during the applicable period, with appropriate adjustments to the first or last payments to reflect a closing that does not occur on the first Day of a month or quarter (as applicable). The payment to be made by the Buyers pursuant to this Article 10 shall be in complete liquidation and satisfaction of all the rights and interest of the Seller/Affected Member (and of all Persons claiming by, through or under the Seller/Affected Member) in and in respect of the Company, including any Membership Rights, any rights in specific Company property and any rights against the Company and (insofar as the affairs of the Company are concerned) against the other Members.

10.04 Closing. If an option to purchase is exercised in accordance with the other provisions of this Article 10, the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth (30th) Day after the determination of the Fair Market Value pursuant to Section 10.03, unless otherwise agreed to by the parties to such closing. At the closing, (a) the Seller shall execute and deliver to each Buyer (i) an assignment of that portion of the Seller's Membership Rights being purchased by such Buyer in form and substance reasonably acceptable to the Buyers, containing a general warranty of title as to such Membership Rights (including that such Membership Rights are free and clear of any Encumbrances), and (ii) any other instruments reasonably requested by the Buyers to give effect to the purchase and (b) each Buyer shall deliver (i) the portion of the Purchase Price required to be paid by such Buyer in respect of the portion of the Membership Rights being purchased by such Buyer at the closing, in cash or by wire transfer of immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in Section 10.03 for the Deferred Amount attributable to the portion of the Membership Rights being purchased by such Buyer.

10.05 Effect of Buyout. If the Company and/or any other Member(s) purchase the Affected Member's entire Membership Rights pursuant to this Article 10: (i) upon closing of the purchase of the entire Membership Rights, the Affected Member will cease to be a Member and (ii) the Affected Member shall have no further rights with respect to such Membership Rights (except the right to receive the Purchase Price in accordance with Sections 10.03 and 10.04). The Interest of the Members shall be adjusted to reflect the effect of the purchase and Exhibit A shall be amended to reflect the new Interest.

10.06 Relationship of Buyout and Disposition Provisions. The Affected Member shall automatically cease to be a Member upon the occurrence of such Buyout Event. If the Company and/or any other Member(s) purchase the Affected Member's entire Membership Rights pursuant to this Article 10, then from and after the closing of such purchase, the Assignees of such Affected Member shall have no further rights with respect to such Membership Rights (except the right to receive the Purchase Price in accordance with Sections 10.03 and 10.04).

Article 11
Arbitration

16.01 Submission of Disputes to Arbitration.

(a) This Article 11 shall apply to any of the following types of disputes (each a "Dispute"):

(i) any dispute as to any accounting or tax issue under this Agreement; or

(ii) except for disputes described in the foregoing paragraphs (i) ,(ii) and (iii), (A) any dispute regarding the construction, interpretation, performance, validity or enforceability of any provision of the Certificate of Formation or this Agreement, or whether any Person is in compliance with, or breach of, any provisions of the Certificate of Formation or this Agreement, or (B) any other dispute of a legal nature arising under the Certificate of Formation or this Agreement, it being intended that this Section 11.01(a) shall not include any disputes of a purely business nature, such as disputes as to business strategy. With respect to a particular Dispute, each Person that is a party to such Dispute is referred to herein as a "Disputing Party."

(b) If the Disputing Parties are unable to resolve a Dispute within a reasonable period of time after the commencement of the Dispute (or, in the case of Disputes described in Section 10.05, the time period set forth in such Section), any Disputing Party may submit such Dispute to binding arbitration under this Article 11 by notifying the other Disputing Parties (an "Arbitration Notice") in writing that it is commencing arbitration. Arbitration pursuant to this Article 11 shall be the exclusive method of resolving Disputes other than through agreement of the Disputing Parties.

16.02 Selection of Arbitrator.

(a) Any arbitration conducted under this Article 11 shall be heard by a sole arbitrator (the "Arbitrator") selected in accordance with this Section 11.02. In the case of a Dispute described in Section 11.01(a)(i), the Arbitrator shall be a certified public accounting firm with expertise in limited liability company or partnership accounting and tax matters. In the case of a Dispute described in Section 11.01(a)(ii), the arbitrator shall be an attorney or law firm with expertise in the Law of limited liability companies (unless the Dispute concerns a different field of Law, in which case the arbitrator shall have expertise in such other field). Each Disputing Party and each proposed Arbitrator shall disclose to the other Disputing Parties any business, familial or other relationship or affiliation that may exist between such Disputing Party and such proposed Arbitrator; and any Disputing Party may disapprove of such proposed Arbitrator on the basis of such relationship or affiliation.

(b) The Disputing Party that submits a Dispute to arbitration shall designate a proposed Arbitrator in its Arbitration Notice. If any other Disputing Party objects to such proposed Arbitrator, it may, on or before the tenth (10th) Day following delivery of the Arbitration Notice, notify all of the other Disputing Parties in writing of such objection. All of the Disputing Parties in writing shall attempt to agree upon a mutually–acceptable Arbitrator. If they are unable to do so within twenty (20) Days following delivery of the notice described in the immediately–preceding sentence, any Disputing Party may petition the American Arbitration Association to designate the Arbitrator and direct that the American Arbitration Association designate an Arbitrator within thirty (30) Days meeting the qualifications set forth in Section 11.02. If the Arbitrator so chosen shall die, resign or otherwise fail or becomes unable to serve as Arbitrator, a replacement Arbitrator shall be chosen in accordance with this Section 11.02.

16.03 Conduct of Arbitration. The arbitration panel shall permit discovery to the extent it believes, in its discretion, that discovery is necessary. At the hearing, the parties shall present such evidence and witnesses as they may choose, with or without counsel. Adherence to formal rules of evidence and testimony shall not be required but the arbitration panel shall consider any evidence and testimony that it determines to be relevant and in accordance with procedures that it determines to be appropriate. Any award entered in arbitration shall be made by a written opinion stating in detail the reasons for the award. The Arbitrator shall expeditiously (and, if possible, within sixty (60) Days after the Arbitrator's selection) hear and decide all matters concerning the Dispute. Any arbitration hearing shall be held in the City of Dallas, Texas. The arbitration shall be conducted in accordance with the then–current Commercial Arbitration Rules of the American Arbitration Association (excluding rules governing the payment of arbitration, administrative or other fees or expenses to the Arbitrator or such Association), to the extent that such Rules do not conflict with the terms of this Agreement. Except as expressly provided to the contrary in this Agreement, the Arbitrator shall have the power (a) to gather such materials, information, testimony and evidence as it deems relevant

to the Dispute before it (and each Member party to the Dispute will provide such materials, information, testimony and evidence requested by the Arbitrator, except to the extent any information so requested is proprietary, subject to a third–party confidentiality restriction or to an attorney–client or other privilege) and (b) to issue monetary awards, grant injunctive relief and/or enforce specific performance. If it deems necessary, the Arbitrator may propose to the Disputing Parties that one or more other experts be retained to assist it in resolving the Dispute. The retention of such other experts shall require the unanimous consent of the Disputing Parties, which shall not be unreasonably withheld. Each Disputing Party, the Arbitrator and any proposed expert shall disclose to the other Disputing Parties any business, familial or other relationship or Affiliation that may exist between such Disputing Party (or the Arbitrator) and such proposed expert; and any Disputing Party may disapprove of such proposed expert on the basis of such relationship or Affiliation. The decision of the Arbitrator (which shall be rendered in writing) shall be final, nonappealable and binding upon the Disputing Parties and may be enforced in any court of competent jurisdiction. All awards may be filed with the clerk of one or more courts, state or federal, having jurisdiction over the party against whom such award is rendered or its property, as a basis of judgment and the issuance of execution for its collection. Neither the Company nor any Member shall be considered in default hereunder during any arbitration proceeding specifically relating to such default. The responsibility for paying the costs and expenses of the arbitration, including compensation to the Arbitrator and any experts retained by the Arbitrator, shall be allocated among the Disputing Parties in a manner determined by the Arbitrator to be fair and reasonable under the circumstances. Each Disputing Party shall be responsible for the fees and expenses of its respective counsel, consultants and witnesses, unless the Arbitrator determines that compelling reasons exist for allocating all or a portion of such costs and expenses to one or more other Disputing Parties.

Article 17
Dissolution, Winding Up and Termination

17.01 Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each a "Dissolution Event"):

(a) the written consent of a Majority Interest; or

(b) entry of a decree of judicial dissolution of the Company under Section of the TBOC.

No other event (including an event described in Section 11.051 of the TBOC) will cause the Company to dissolve.

17.02 Winding Up and Termination. On the occurrence of a Dissolution Event, the Manager shall act as liquidator or may appoint one or more other Persons, including the Members, as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company, to sell any or all Company property; including to Members, and to make final distributions as provided herein and in the TBOC. The costs of winding up shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last Day of the month in which the dissolution occurs or the final winding up is completed, as applicable;

(b) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in winding up and any advances described in Section 4.05) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c) all remaining assets of the Company shall be distributed to the Members in accordance with Section 5.03.

The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.02 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member in respect of its Membership Rights and all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

17.03 Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in the Member's Capital Account.

17.04 Certificate of Dissolution. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made and all remaining Company assets have been distributed to the Members as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Dissolution with the Secretary of State of Texas, cancel any other filings made pursuant to Section 2.05, and take such other actions as may be necessary to terminate the existence of the Company. Upon the acceptance of a Certificate of Dissolution by the Secretary of State of Texas, the existence of the Company shall cease, except as may be otherwise provided by the TBOC or other applicable Law.

Article 18
General Provisions

18.01 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by reputable overnight courier service (charges prepaid) or by certified or registered mail, return receipt requested and postage prepaid, or by facsimile; and a notice, request or consent given under this Agreement shall be deemed to have been given when delivered personally to the recipient or sent to the recipient by facsimile, or one (1) business day after deposit with a reputable overnight courier service (charges prepaid), or three (3) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or in the instrument described in Section 3.03(d)(i)(B) or 3.04, or such other address as that Member may specify by notice to the Company and to the other Members. Any notice, request or consent to the Company must be given to the Company at the Company's principal office. Any notice, request or consent to a Manager shall be given to it at its notice address provided to the Company. Whenever any notice is required to be given by Law, the Certificate of Formation or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

18.02 Entire Agreement. This Agreement constitute the entire agreement of the Members relating to the governance of the Company and supersedes all prior contracts or agreements with respect to the subject matter hereof, whether oral or written.

18.03 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute–of–limitations period has run.

18.04 Amendment or Restatement.

(a) This Agreement may be amended or restated only by a written instrument approved by the Manager and executed and agreed to by a unanimous consent of the Members.

(b) The Certificate of Formation may be amended or restated only with the approval of the Manager and a Majority Interest.

18.05 Binding Effect. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and permitted assigns.

18.06 Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICT–OF–LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and (a) any provision of the Certificate of Formation, or (b) any mandatory, non–waivable provision of the TBOC, such provision of the Certificate of Formation or the TBOC shall control. If any provision of the TBOC provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the Members or Manager of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by Law.

18.07 Waiver of Certain Rights. To the extent permitted by applicable Law, each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

18.08 Indemnification. To the fullest extent permitted by Law, each Member shall indemnify, defend, protect and hold harmless the Company, the Manager and each other Member from and against all Proceedings and all other claims, demands, losses, damages, liabilities, judgments, awards, penalties, fines, settlements, costs and expenses (including court costs and reasonable attorneys' fees), arising out of any breach by that Member of this Agreement, and indemnification under this Section 13.08 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 13.08 shall be deemed contract rights, and no amendment, modification or repeal of this Section 13.08 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal.

18.09 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

[SIGNATURE PAGES FOLLOW.]

SIGNATURE PAGES TO COMPANY AGREEMENT OF HAPPY HIPPIE BREWING COMPANY, LLC

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

MANAGER:

____
Michael Fredrick

MEMBERS:

Scott Schwieterman
____
Scott Schwieterman

EXHIBIT A
Members of Happy Hippie Brewing Company, LLC

Member's Name and Address	Contribution	Membership Units	Allocation Percentage
Michael Fredrick [redacted]	$200,000	85 Units	85%
Scott Schwieterman [redacted]	$30,000 of services in lieu of cash	15 Units	15%

MEMBERS:

____
Michael Fredrick

MEMBERS:

Scott Schwieterman
____
Scott Schwieterman

Exhibit B
Capital Contributions and Membership Interest Adjustments

Effective the _____ day of ___________________, _______, pursuant to the provisions of the Company Agreement of Happy Hippie Brewing Company, LLC, each Member's Capital Contributions and/or each Member's Membership Interest will be adjusted to be as follows:

Name of Member	Address of Member	Membership Units	Capital Contribution

MEMBERS:

____
Michael Fredrick